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                                                                EXHIBIT 11(B)

             Consent of Independent Certified Public Accountants


To the Shareholders and Board of Trustees of The Travelers Series Trust

We consent to the use of our reports dated February 10, 1998 for Travelers Quality Bond Portfolio, Lazard International Stock Portfolio, MFS Emerging Growth Portfolio, Federated High Yield Portfolio, Federated Stock Portfolio, Mid Cap Disciplined Equity Portfolio, U.S. Government Securities Portfolio, Utilities Portfolio, Zero Coupon Bond Fund Portfolios (Series 1998, 2000, 2005) and Social Awareness Stock Portfolio of The Travelers Series Trust incorporated herein by reference and to the references to our Firm under the headings "Financial Highlights" in the Prospectus and "Additional Information" in the Statement of Additional Information.

                                              KPMG Peat Marwick LLP

New York, New York
April 20, 1998